1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817 PHONE 202.973.8800 FAX 202.973.8899 www.wsgr.com

August 12, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3233

Attn:              Tom Kluck

Bryan Hough

Jeffrey Lewis

Wilson Lee

Rochelle Plesset

Re:                        MogulREIT I, LLC

Offering Statement on Form 1-A

Submitted July 19, 2016

CIK No. 0001669664

Ladies and Gentlemen:

On behalf of MogulREIT I, LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 8, 2016 relating to the Company’s Offering Statement on Form 1-A (File No. 024-10583; CIK No. 0001669664) filed with the Commission on July 19, 2016 (the “Offering Statement”).

The Company is concurrently filing via EDGAR Amendment No. 2 of the Offering Statement (“Amendment No. 2”).

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 2.  Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2.  References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LOS ANGELES      NEW YORK      PALO ALTO
SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

U.S. Securities and Exchange Commission

August 12, 2016

General

1. We note your response to comment 4 of our letter dated May 6, 2016 and your statement that Realty Mogul holds the instruments only to facilitate that business, not as part of an investment program.  Please advise us if Realty Mogul or any of its affiliates held ownership interests in these investment opportunities after the interests were sold to investors.  We may have further comment.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that in its ordinary practice, Realty Mogul and its affiliates do not hold ownership interests in these investment opportunities after the interests are sold to investors.  Through the Realty Mogul Platform, Realty Mogul facilitates these investment opportunities, but investing in these opportunities is not part of Realty Mogul’s investment strategy. Realty Mogul does not select investments on the Realty Mogul Platform for any investor or recommend whether an investor should invest in a particular platform investment.

Offering Circular Cover Page

2. We note your disclosure that your Sponsor will pay up to a 0.35% commission on the proceeds from the sale of any shares that the applicable broker dealer executes.  We also note that Section 1(c)(i) of the Form of Selling and Distribution Agreement states that your Sponsor will pay a selling commission of 0.33% of the aggregate sales price collected with respect to the shares offered.  Please revise to correct this discrepancy or advise.

RESPONSE TO COMMENT 2:

The Company respectfully advises the Staff that the disclosure in the Offering Statement of “up to 0.35%” was drafted prior to the time that NCPS and the Company’s Sponsor finalized the exact commission rate in the Selling and Distribution Agreement.  Once the Selling and Distribution Agreement was finalized, the percentage commission rate was 0.33%.  Since the final commission rate of 0.33% was consistent with “up to 0.35%”, the Company did not amend its disclosure.  Notwithstanding, to clarify any confusion, the Company has modified its Offering Statement on the cover page and pages 6, 17, 82 and 154 of Amendment No. 2 to specify that the commission rate will be 0.33%.

Offering Statement

What is the Realty Mogul Platform, page 3

3. In your answer to the preceding question, you state that your shares will be offered exclusively through your affiliate, Realty Mogul Platform.  We also note your disclosure in this answer that investors have the ability to browse other investment opportunities on the Realty Mogul Platform.  Please advise us how these other investment opportunities that are private placements will meet the requirements of that exemption while a public offering will be conducted on the same platform.

U.S. Securities and Exchange Commission

August 12, 2016

RESPONSE TO COMMENT 3:

The Company advises the Staff that while this public offering will be conducted on the same platform as private placements, the private placement investment opportunities on the Realty Mogul Platform will only be viewable by accredited investors.  Access to all offering materials for these private placements are behind a password-protected firewall, and only investors who qualify as accredited investors will be provided a password to view or initiate an investment in these opportunities.  The Company relies on Regulation D to exempt these private placement offerings.

Management Compensation, page 17

4. We note that your Form of Loan Servicing Agreements contemplate the payment to an RM Lender of a recovery fee, set-up fee and separation fee.  Please briefly describe here the basis upon which the recovery fee, set-up fee and separation fee will be calculated, and what entity will pay such fees.

RESPONSE TO COMMENT 4:

The Company supplementally advises the Staff that the recovery fee may be payable to the RM Lender in connection with (i) the sale of, or receipt of any condemnation or insurance proceeds with respect to a specially serviced loan or real estate owned property or (ii) the curing of any event of default under the serviced loan through restructure or work-out of the serviced loan.  The Company further supplementally advises the Staff that the recovery fee will be an amount equal to: (a) with respect to clause (i) of the preceding sentence, 1.0% of all liquidation, condemnation and insurance proceeds received with respect to the serviced loan and (b) with respect to clause (ii) of the preceding sentence, 1.0% of all principal and interest received (x) in connection with any full, partial or discounted payoff made pursuant to such restructuring or work-out and (y) from and after the date that the borrower has made three timely consecutive monthly payments under the terms of the serviced loan, as amended. The Company has not yet made any investments, so it is not currently able to estimate the amount that may be charged to the Company in the form of a recovery fee.

The Company supplementally advises the Staff that the set-up fee may be payable to the RM Lender at the time the serviced loan is established on the books and records of such subservicer.  Any such set-up fee would only be assessed to cover the corresponding fee charged by the subservicer to the RM Lender. No RM Lender has executed an agreement with a subservicer, so the Company does not know precisely what set-up fee, if any, the subservicer would charge.  However, the Company supplementally advises the Staff that the RM Lender is currently engaged in negotiations with a potential subservicer, and anticipates that the subservicer would charge a set-up fee of approximately $250 per loan and $50 for each additional property, with such estimate subject to finalizing the agreement and any potential future amendments for changes in market conditions or other factors.  Furthermore, the RM Lender will not charge the Company any set-up fee that is greater than the corresponding set-up fee that the subservicer would charge the RM Lender.  The set-up fee is a pass-through fee that will only allow the RM Lender to recover any set-up fee charged to it by the subservicer.

The Company supplementally advises the Staff that the separation fee may be payable to the RM Lender upon termination of a loan.  Any such separation fee would only be assessed to cover the corresponding fee charged by the subservicer to the RM Lender. No RM Lender has executed an agreement with a subservicer, so the Company does not know precisely what separation fee, if any, the subservicer would charge.  However, the Company supplementally advises the Staff that the RM Lender is currently engaged in negotiations with a potential subservicer, and anticipates that initially the subservicer would not charge a separation fee, but that understanding is subject to finalizing the agreement and any potential future amendments for changes in market conditions or other factors.  Furthermore, the RM Lender will not charge the Company any separation fee that is greater than the corresponding separation fee that the subservicer would charge the RM Lender.  The separation fee is a pass-through fee that will only allow the RM Lender to recover any separation fee charged to it by the subservicer.

U.S. Securities and Exchange Commission

August 12, 2016

Investment Objectives and Strategy, page 92

5. We note your disclosure regarding the operations of your affiliate RM Originators such as the amount and value of investments that it originated.  Please include balanced disclosure that also discusses any adverse business developments, such as any loans that are in default.  We may have further comment.

RESPONSE TO COMMENT 5:

The Company has revised page 95 of Amendment No. 2 in accordance with the Staff’s comment.

Commercial Real Estate Loans, page 95

6. We note your disclosure that you intend to acquire commercial real estate loans from an affiliate, RM Originators, and your disclosure elsewhere of the benefits of these transactions.  Please disclose in greater detail the underwriting process of these loans by your affiliate.

RESPONSE TO COMMENT 6:

The Company has revised page 95 of Amendment No. 2 in accordance with the Staff’s comment.

Plan of Operation

Potential Investments, page 105

7. Reference is made to your disclosures discussing two investments in which there is a reasonable probability that you will invest.  Please clarify your evaluation of Article 8 of Regulation S-X in determining whether financial information for such investments is required to be included.  To the extent you determine financial information is not required, please outline the facts and circumstances you relied upon and the basis in GAAP for your conclusion.

RESPONSE TO COMMENT 7:

The Company supplementally advises the Staff that it has evaluated Article 8 of Regulation S-X and determined that financial information for the two potential investments disclosed in the offering statement is not required thereunder.  Section 8-04 of Regulation S-X provides that “if a business combination has occurred or is probable, financial statements of the business acquired or to be acquired shall be furnished for the periods specified” therein.  The Company respectfully submits that neither of these potential investments qualifies as a business combination or acquisition.  Rather, the Company intends to make a debt and preferred stock investment.

U.S. Securities and Exchange Commission

August 12, 2016

The Company further supplementally advises the Staff that it has considered Section 8-04(a)(1) and determined that it would not account for its two proposed investments under the equity method.  Financial Accounting Standards Board Accounting Standards Codification 323-10-05-5 provides that the “equity method tends to be most appropriate if an investment enables the investor to influence the operating or financial decisions of the investee. The investor then has a degree of responsibility for the return on its investment, and it is appropriate to include in the results of operations of the investor its share of the earnings or losses of the investee.”

The proposed investment in Garden Grove, California of $3,915,000 would be in mezzanine debt with a fixed monthly interest rate.  The senior loan amount on the Garden Grove property is $9,700,000, none of which is held by the Company or its affiliates.  As the Company has no ownership interest in the underlying entity, it has no voting rights and therefore no ability to influence the operating or financial decisions of Garden Grove.  The Company will also not participate in the earnings or losses of the Garden Grove property as it would only be entitled to a fixed monthly return.  As such, under GAAP, the investment in the mezzanine debt should not be accounted for under the equity method.

The proposed investment in Canton, Ohio of $2,000,000 would be in preferred equity units, with other investors investing $2,350,000 in common equity. This would give the Company a 46% equity ownership interest in Envision Canton, LLC.  These equity ownership percentages, however, are irrelevant for the purposes of distributions.  Since the investment is in preferred equity, the Company would receive a fixed preferential return that is paid out monthly before common stock distributions.  The Company’s investment would also be on a monthly amortization schedule, whereby the amount of the original investment would be reduced monthly.  As such, this preferred equity investment would be dissimilar to a common stock investment, as the Company would not share in the earnings or losses of Envision Canton, LLC, as it would only be entitled to a fixed monthly return.  While the Company would have consent rights with respect to certain major decisions, the Company would not have the authority or power to vote with respect to any other action of Envision Canton, LLC.  As such, under GAAP, the investment in Envision Canton, LLC should not be accounted for under the equity method.

The Company supplementally advises the Staff that it has considered Section 8-06 of Regulation S-X and determined that it is inapplicable to the Company’s proposed investments.  The Company’s proposed investments do not qualify as “properties” under such rule.

U.S. Securities and Exchange Commission

August 12, 2016

How to Subscribe

Subscription Procedures, page 157

8. We note your disclosure in the second bullet on page 157 which suggests that investors can subscribe in paper format.  We also note that on page 154 you state that “[t]he number of shares issued to an investor will be calculated based on the price per share in effect on the date we receive the subscription.”  Assuming an investor subscribes in paper format at the end of a fiscal quarter, but you do not receive the subscription agreement until the beginning of the next fiscal quarter, please describe to us how you will communicate the purchase price of your common shares to such investor prior to the time it subscribes for shares.

RESPONSE TO COMMENT 8:

The Company has revised the second bullet on page 157 of Amendment No. 2 to clarify that only electronic subscriptions will be accepted.

Part III-Exhibits

Index to Exhibits, page III-1

9. Please file as an exhibit your Selling and Distribution Agreement with Mogul Securities, LLC or advise as to why filing such agreement is not required.  Please see Item 17(1) of Part III of Form 1-A.

RESPONSE TO COMMENT 9:

The Company has filed its Selling and Distribution Agreement with Mogul Securities, LLC as Exhibit 1.2 to Amendment No. 2 in accordance with the Staff’s comment.

Exhibit 4.1

10. We note Section 2.4 of your subscription agreement in which the subscriber represents that it has “read, reviewed and understood the risk factors set forth in the Offering Circular.”  Please provide us with your analysis of how this representation is consistent with Section 14 of the Securities Act.  Please refer to the Commission’s guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform Release No. 33-8591 (2005).

RESPONSE TO COMMENT 10:

The Company has revised Exhibit 4.1 to remove the representation in accordance with the Staff’s comment.

U.S. Securities and Exchange Commission

August 12, 2016

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Please direct your questions or comments regarding this letter or Amendment No. 2 to the undersigned at (202) 973-8800. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark G.C. Bass

Mark G.C. Bass

cc:                              Jilliene Helman

Ryan Sakamoto, Esq.

RM Adviser, LLC

Robert Rosenblum, Esq.

Michael C. Labriola, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation